Exhibit (a)(8)

                 YAHOO! AND HOTJOBS ANNOUNCE EXCHANGE RATIO FOR
                              HOTJOBS COMMON STOCK

             SEC DECLARES YAHOO!'S REGISTRATION STATEMENT EFFECTIVE

         SUNNYVALE, CA AND NEW YORK - FEBRUARY 7, 2002 - Yahoo! Inc. (Nasdaq:
YHOO) and HotJobs.com, Ltd. (Nasdaq: HOTJ) today announced the exchange ratio, or the number of shares of Yahoo! common stock and the corresponding cash consideration to be exchanged for each share of HotJobs common stock tendered by HotJobs stockholders. In accordance with the terms of the previously executed merger agreement, HotJobs stockholders will receive 0.3045 shares of Yahoo! common stock and $5.25 for each share of HotJobs common stock validly tendered and not withdrawn, provided the initial offering period is not extended beyond the currently scheduled expiration date of 12:00 midnight New York City time on February 8, 2002. If the initial offering period is extended, the exchange ratio will be recalculated and Yahoo! will issue a press release disclosing the new exchange ratio.

         Yahoo! and HotJobs also announced that the Securities and Exchange Commission has declared effective Yahoo!'s registration statement relating to the exchange offer for all shares of HotJobs common stock in exchange for cash and common stock of Yahoo!, pursuant to the terms of its previously executed merger agreement with HotJobs.

         If shares representing ninety percent or more of HotJobs common stock outstanding are accepted for payment by Yahoo!, Yahoo! plans to effect the merger between HotJobs and a wholly-owned subsidiary of Yahoo! without a vote of HotJobs' stockholders as soon as practicable thereafter pursuant to the previously executed merger agreement with HotJobs. If shares representing less than ninety percent of HotJobs common stock outstanding are accepted for payment by Yahoo!, then Yahoo! may commence a subsequent offering period, as more fully described in the merger agreement and the offer to purchase previously delivered to each HotJobs stockholder and publicly available at www.sec.gov. If Yahoo! commences a subsequent offering period or extends the initial offering period, it will issue a press release to that effect before 9 a.m., Eastern Standard Time on February 11, 2002.

         The exchange offer is subject to certain conditions, as more fully described in the merger agreement and the offer to purchase.

         Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, Georgeson Shareholder Communications, Inc., toll-free at 1-866-736-8819.

                                      # # #


 ABOUT YAHOO!
         Yahoo! Inc. is a leading global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 219 million individuals each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the


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No. 1 Internet brand globally and reaches the largest audience worldwide.
Through Yahoo! Enterprise Solutions, the company also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. The company's global Web network includes 24 World properties. Headquartered in Sunnyvale, Calif., Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States.

ABOUT HOTJOBS
         HotJobs.com, Ltd. is a leading recruiting solutions and software company. The company's flagship job site, HotJobs.com (http://www.hotjobs.com), is the most-visited career domain according to independent research by Media Metrix. In addition to its popular consumer job board, HotJobs provides employers with progressive recruiting solutions such as its Resumix(R) and Softshoe(R) hiring management software, Agency Desktop and Diversity Marketing Solutions. The company recently ranked #14 in Bloomberg Personal Finance Magazine's coveted "Tech 100" list.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of HotJobs. HotJobs stockholders are urged to read the relevant exchange offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Yahoo! has filed exchange offer materials with the Securities and Exchange Commission and HotJobs has filed a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of HotJobs at no expense to them by contacting the information agent, Georgeson Shareholder Communications Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, at 866/736-8819. The exchange offer materials (including the Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement are also available for free at the SEC's website at www.sec.gov.

         Yahoo! and the Yahoo! logo are registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

MEDIA CONTACT FOR YAHOO!:
Joanna Stevens, (408) 349 7855, joanna@yahoo-inc.com

INVESTOR CONTACT FOR YAHOO!:
Cathy La Rocca, (408) 349 5188, cathy@yahoo-inc.com

CONTACT FOR HOTJOBS.COM, LTD.
Julie Shermak, (212) 699 5375



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